AGREEMENT


      Reference is made to the demand for rescission, of even date herewith ("Demand"), from Laurus Master Fund, Ltd. to National Investment Managers Inc., with respect to that certain Common Stock Purchase Warrant, dated May 30, 2006, with an exercise price of $0.01 per share. Capitalized terms used but not defined herein have the meanings given to them in the Demand.

      As consideration for the issuance of the New Warrant, the Company shall pay to Laurus $105,000, which may be deducted from the Company's restricted account.


         Dated: June 14, 2006


         NATIONAL INVESTMENT MANAGERS INC.

         By: /s/Leonard A. Neuhaus
             -------------------------
                Leonard A. Neuhaus, COO/CFO


         LAURUS MASTER FUND LTD.

         By: /s/Eugene Grin
             ------------------
                Eugene Grin, Director